EXHIBIT 99.1

Allied Gold to be Acquired by Zijin Gold International in Friendly All-Cash Offer Valued at C$5.5 Billion

TORONTO, Jan. 26, 2026 (GLOBE NEWSWIRE) -- Allied Gold Corporation (“Allied Gold” or the “Company”) (TSX: AAUC, NYSE: AAUC) is pleased to announce that it has entered into a definitive agreement (the “Arrangement Agreement”), pursuant to which Zijin Gold International Company Limited (“Zijin Gold”), a public company listed on the Hong Kong Stock Exchange (“HKEX”), has agreed to acquire all of the issued and outstanding shares of Allied Gold (the “Transaction”) at a price of C$44 per share (the “Offer Price”) in cash.

The equity value pursuant to the Transaction is approximately C$5.5 billion based on Allied Gold’s common shares outstanding, realizing a significant, certain and immediate value for Allied Gold shareholders. The Offer Price represents a premium of approximately 27% over Allied Gold’s 30-day volume-weighted average price (“VWAP”) on the TSX as of the market closing on January 23, 2026.

Peter Marrone, Chairman and Chief Executive Officer of Allied Gold, stated:

“The announced Transaction provides a highly attractive all-cash offer for Allied Gold at what represents an all-time high for the Company’s share price, crystallizing significant and certain value for its shareholders. The Transaction is also a testament to the exceptional efforts of the entire Allied Gold team to identify, finance, optimize, grow, and develop what we have always known is a world-class portfolio of gold assets across Africa, and it is also an endorsement of these high-quality assets and the mining-friendly jurisdictions where they are located.

Zijin Gold is among the world’s largest mining companies with a proven track record of successful international transactions, project development and operational excellence. Of critical importance, Zijin Gold shares Allied Gold’s sustainability values, prioritizing employee safety and well-being, environmental performance, and fostering meaningful engagement and collaboration with external stakeholders. All of this, together with our ongoing strategy for resource growth, development, and operational excellence, is expected to continue advancing while creating significant value for this high-quality portfolio of assets for all stakeholders.

In light of the significant and immediate value being provided to our shareholders, along with the compelling track record of Zijin Gold, Allied Gold’s Board of Directors recommends that shareholders vote in favour of the Transaction at the special meeting of the shareholders to be called to approve the Transaction.”

Hongfu Lin, Chairman of Zijin Gold, commented:

“Allied Gold has successfully assembled and advanced a portfolio of large-scale, long-life gold assets with compelling expansion potential.  As the prospective new owners, we look forward to working with stakeholders in Ethiopia, Mali and Cote d’Ivoire to further advance these operations. Sadiola and Kurmuk are generational assets which we expect to provide multi-decade production, complemented by the meaningful production from the CDI Complex. The acquisition is consistent with our strategy of acquiring high-quality gold assets and expands our presence in Africa.”

Benefits to Allied Gold Shareholders

  All-cash consideration provides significant, certain, and immediate value to Allied Gold shareholders
  Immediate and significant premium of approximately 27% over Allied Gold’s 30-day VWAP on the TSX as of January 23, 2026
  No financing conditions, with cash consideration to be funded from Zijin Gold’s existing cash balances and available liquidity
  Highly credible and well-capitalized counterparty with a track record of successful overseas mining acquisitions
  Closing expected by late April 2026

Transaction Terms and Timeline

The Transaction will be completed pursuant to a Plan of Arrangement under the Business Corporations Act (Ontario).

The Arrangement Agreement contains, among other items, customary deal protection provisions, including a non-solicitation covenant and a "fiduciary out" that would allow the Board of Directors of Allied Gold (the “Board”) to accept a superior proposal as defined in the Arrangement Agreement. The Arrangement Agreement also provides for a termination fee of C$220 million, payable by Allied Gold to Zijin Gold in certain specified circumstances.

Outstanding convertible debentures (the “Debentures”) of Allied Gold will be acquired for cash based on the number of shares to be issued upon conversion of the Debentures under the cash change of control conversion price calculated in accordance with the terms of the debenture indenture dated August 30, 2023, multiplied by the offer price, together with accrued and unpaid interest.

As part of the Transaction, directors and officers of Allied Gold representing approximately 15.4% of the issued and outstanding Allied Gold shares have signed voting support agreements, pursuant to which they have agreed, among other things, to vote their Allied Gold shares in favour of the Transaction.

Subject to the satisfaction or waiver by the parties of all necessary closing conditions and the receipt of all required approvals, the parties anticipate completion of the Transaction in late April 2026. Following completion of the Transaction, Allied Gold’s shares will be delisted from the TSX and the NYSE, and Allied Gold will cease to be a reporting issuer under both Canadian and U.S. securities laws.

Allied Gold will file a material change report in respect of the material details of the Transaction in compliance with Canadian securities laws, as well as copies of the Arrangement Agreement and form of voting support agreement, which will be available under Allied Gold’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov. Full details of the Transaction will also be included in the meeting materials of Allied Gold, which are expected to be mailed to Allied Gold shareholders by late February 2026 and will also be available under Allied Gold’s SEDAR+ profile and on EDGAR.

Conditions to Completion

The completion of the Transaction is subject to a number of terms and conditions, including without limitation the following: (i) approval of the Allied Gold shareholders, as described further in the paragraph below; (ii) customary court approval in Canada; (iii) approval under the Investment Canada Act (Canada); (iv) there being no material adverse changes with respect to Allied Gold; and (v) other standard conditions for the closing for transactions of this nature including receipt of required third party consents and applicable competition and regulatory approvals in various jurisdictions globally including the People’s Republic of China. There can be no assurance that all of the necessary approvals will be obtained or that all conditions of closing will be satisfied.

The Transaction is subject to the approval of 66⅔% of votes cast by shareholders of Allied Gold at a meeting of Allied Gold shareholders and a simple majority of the votes cast at the meeting with members of management and the board not voting. The Transaction will not be subject to shareholder approval at Zijin Gold.

Strategic Review Process

The Transaction is the culmination of a comprehensive strategic review process undertaken by Allied Gold which commenced in 2024. The purpose of the review was multifaceted and included examination of operational and geopolitical risks and consideration of ways in which such risks should be mitigated, improvements to corporate financial strength by joint ventures, asset acquisitions for increased production and cash flows, and increased size and scale in order to increase industry and market relevance. The overall objective was to maximize shareholder value.

In connection with this process, the Company conducted a thorough assessment of its strategic, industry, and market positioning, prevailing market conditions, and organic value-creation opportunities, and evaluated a range of alternatives to improve its scale, financial flexibility, and market positioning, and ultimately maximize shareholder value.

Among other possibilities, the Company evaluated the continuation of Allied Gold as a standalone company, potential joint ventures or partnership arrangements, and pursuing asset-level and corporate-level acquisitions and business combinations, as well as other strategic transactions aimed at enhancing shareholder value.

Over the course of this period, the Company continued advancing optimizations at its operations and developing the Kurmuk project and the Sadiola phased expansion, while evaluating and pursuing various bolt-on acquisition opportunities, including exploration, development, and production targets in Africa, North America, and other regions.

Allied Gold also engaged in discussions with counterparties on potential transformative business combinations, ranging from mid-tier development and producing companies in Africa to diversified international precious metal producers. The Company also pursued alliances for certain assets in its portfolio to crystallize shareholder value and diversify risks, including asset-level investments, energy solutions, and corporate-level equity investments. Ultimately, these options were not pursued as the Company continued to improve its balance sheet and advance its development projects as the Company advanced discussions on acquisitions and business combinations involving larger assets complementary to Allied Gold's portfolio and operational footprint.

Through this process, and while Allied Gold pursued larger-scale asset purchases complementary to the Company’s jurisdictional presence, the Company received significant interest from certain industry participants in Allied Gold’s high-quality portfolio and growth profile, while its market profile, scale, and relative valuation and trading multiples remained relatively unchanged. This strong interest from certain industry participants led the Company to pursue a more focused and competitive process to accelerate the realization of shareholder value through a number of potential transactions that would complement Allied Gold's portfolio of assets or become part of a larger whole. This focused process was initiated in the summer of 2025 and involved active engagement with several parties, resulting in a competitive process.

As the targeted process progressed, the Company also pursued high-level large-scale asset transactions and as the Board reviewed the progress, an active engagement with select parties ensued on a possible sale of the Company on terms to be negotiated. The Board established a special committee of the Board (the “Special Committee”) to oversee the evaluation process and to engage and consider input from external legal and financial advisors. Following its review and deliberations, and after considering the relative merits, risks, and value implications of the available strategic alternatives as well as the Company’s market position, portfolio, scale and valuation, the Special Committee determined that the Transaction represented the most attractive and value-maximizing option for Allied Gold shareholders and accordingly recommended approval of the Transaction to the Board.

Board of Directors Recommendation

After careful consideration of the Special Committee’s recommendation and the factors presented to it and noted above, the Board unanimously approved the Transaction. Scotiabank is acting as financial advisor to the Special Committee and has provided an opinion on fairness to the Board and the Special Committee, to the effect that, subject to the assumptions, limitations and qualifications communicated to the Board and the Special Committee, and to be set out in its fairness opinion, as of January 24, 2026, the consideration is fair, from a financial point of view, to the Allied Gold shareholders (excluding interested parties).

Advisors and Counsel

Moelis & Company LLC is acting as financial advisor to Allied Gold. Scotiabank is acting as financial advisor to the Special Committee. Cassels Brock & Blackwell LLP is acting as Canadian legal counsel and Paul, Weiss, Rifkind, Wharton & Garrison LLP is acting as United States legal counsel to Allied Gold in connection with the Transaction.

Zijin Gold has engaged RBC Capital Markets as its financial advisor and Fasken Martineau DuMoulin LLP as its Canadian legal advisors in connection with the Transaction.

About Allied Gold

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment, operating a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and a proven track record of creating value, Allied Gold is progressing through exploration, construction, and operational enhancements to become a mid-tier, next-generation gold producer in Africa, and ultimately, a leading senior global gold producer.

About Zijin Gold

Zijin Gold is one of the world’s largest gold mining companies, with operating gold mines across nine countries. Zijin Gold is a public company listed on the Hong Kong Stock Exchange, and as of January 23, 2026, had a market capitalization of approximately US$70 billion.

For further information, please contact:

Allied Gold Corporation
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3 Canada
Email: ir@alliedgold.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

This press release contains "forward-looking information" under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company's strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as "plan", "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words or negative versions thereof, or statements that certain events or conditions "may", "will", "should", "would" or "could" occur. Forward-looking information included in this press release includes, without limitation, statements with respect to the benefits of the Transaction to the Company’s shareholders, the anticipated meeting date and mailing of the meeting materials in respect of the special meeting of shareholders of the Company to be held to approve the Transaction and timing for completion of the Transaction and receiving the required regulatory and court approvals. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include risks associated with Allied Gold’s ability to obtain the required shareholder approval for the Transaction; timing of completion of the Transaction, including the risk that the conditions to the Transaction are not satisfied on a timely basis or at all and the failure of the Transaction to close for any other reason; the risk that a consent or authorization that may be required for the Transaction is not obtained or is obtained subject to conditions that are not anticipated; the response of business partners and retention as a result of the announcement and pendency of the Transaction; potential volatility in the price of the Allied Gold Shares due to the Transaction; the anticipated size of the markets and continued demand for the integrated business’s resources and the impact of competitive responses to the announcement of the Transaction; and the diversion of management time on Transaction-related issues; the state of the financial markets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s annual information form for the year ended December 31, 2024, which is available at www.sedarplus.ca and Allied Gold’s most recent annual report on Form 40-F filed with the United States Securities and Exchange Commission available at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's plans in connection with the completion of the Transaction and may not be appropriate for other purposes.